Exhibit 99.1

ASX/NASDAQ Announcement 4 September 2024

Advanced Health Intelligence to Present

Budget Impact Analysis at ISPOR Europe 2024

AHI to share analysis of the budget impact of early health risk identification and subsequent intervention when using the AHI technology

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (AHI or the Company) is pleased to announce its selection to present AHI’s new research findings, on the potential return on subscription to a smartphone based biometric health risk assessment tool, at the prestigious ISPOR European Conference in November 2024.

As the leading professional society for Health Economics and Outcomes Research. (HEOR) globally, the ISPOR Programme Committee's acceptance of AHI's research puts this topic at the forefront of the conversation on generating evidence toward health and well-being.

The scientific poster session will provide results of an analysis of the budget impact of early identification and intervention for individuals at risk of obesity, overweight, depression, general anxiety disorder, metabolic syndrome and type 2 diabetes and sequelae in the US and Singapore. These conditions align closely to AHI’s innovative computational biology-driven solutions which leverage smartphone sensor inputs to assess individuals’ health risk and can facilitate early identification and intervention for various chronic conditions, including obesity, heart disease, and type 2 diabetes, among others. This analysis provides an indication of the potential for AHI's pioneering work, in smartphone-based digital biomarker health risk assessment tools, to support significant savings in healthcare costs globally, projected to reach 11.8% of GDP by 2040.

Riaan Conradie, Chief Scientist at AHI said:

“The acceptance of the AHI team’s research for presentation at ISPOR Europe 2024 is a landmark achievement that will add to our existing body of evidence demonstrating accuracy and validity in predicting health risk through comprehensive digital biomarker-based risk factors.

“The findings of our analysis pave the way for widespread adoption and implementation of our innovative solutions by demonstrating the significant returns on investment that are possible through early identification and intervention. We believe that our solutions can become a vital component in the global effort to improve health care decision-making, mitigate rising global healthcare expenditure, enable broader access to health risk assessments, empower individuals with valuable insights and inform policymaking at a societal level.

“We are thrilled to have the opportunity to share our findings with the world's leading HEOR experts, policymakers, and industry stakeholders at ISPOR Europe, a groundbreaking event exploring the intersection of scientific evidence, innovation, and holistic well-being. We look forward to sharing our insights, learning from others, and collectively striving to improve health outcomes and transform the healthcare landscape in Barcelona this November."

AHI’s research will be displayed in Poster Session 5 from 9-11:30am on Wednesday 20 November.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Laura Wilson Chief Marketing Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Riaan Conradie Chief Scientist Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX/NASDAQ Announcement 4 September 2024

About Advanced Health Intelligence Ltd

AHI offers a cutting-edge, smart-phone-based health risk identification solution that enables individuals to run their own comprehensive health assessments and risk stratification. Utilising smartphone sensor technology, individuals can efficiently conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data can then be shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and appropriate care pathway allocation.

AHI’s scientific research capability is dedicated to the development of advanced data capture techniques, optimising data input signal quality and continuous enhancement and validation of AHI's solutions through rigorous scientific processes. AHI has assembled a team of experts in machine learning, artificial intelligence, biomathematical modelling and systems biology, computer vision, clinical expertise, and medically trained data scientists to develop and deploy this cutting-edge risk assessment tool.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering the use of smartphones in digital-first healthcare. Our journey began with the groundbreaking development of the world's first on-device body dimensioning capability.

Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of health systems players, who are dedicated to delivering high-quality patient care and early detection of escalating health conditions. AHI's patented technology has enabled us to push the boundaries of early detection through digital healthcare, offering a suite of modular solutions that are transforming the industry and offering earlier intervention opportunities.

Our comprehensive solutions encompass:

•	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.
•	Predictive modelling of blood biomarkers, (including HbA1C, HDL-C, LDL-C), and 10-year cardiovascular risk estimation.
•	Facial blood analysis technology to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.
•	Device-derived dermatological image analysis for identifying over 588 skin conditions across 134 categories, including melanoma detection.
•	Atrial Fibrillation technology enabling the detection of Atrial Fibrillation using a mobile device, allowing for early identification and monitoring of this common heart condition through a simple, non-invasive, and user-friendly smartphone-based solution.

AHI has developed a biometrically driven triage solution using only a smartphone. This solution enables the identification of health risks across populations and can inform direction of individuals to appropriate care pathways for proactive health management. The technology provides cost-effective health risk assessment access to billions of smartphone users worldwide, empowering these individuals to take charge of their health journey and improving health outcomes globally.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2